Exhibit 99.2

CONSENT OF NORTON APPRAISALS LIMITED

We hereby consent to the furnishing of our Report dated April 28, 2010 entitled “Valuation of 100% equity interest of five coal mine companies” in any filing made by China Natural Resources, Inc with the United States Securities and Exchange Commission, and to the reference to us as an “Expert” in any such filing.

/s/ Norton Appraisals Limited

Hong Kong

May 7, 2010